Exhibit 15
Telvent Announces Fourth Quarter and
Fiscal Year 2010 Financial Results
Meeting the Top and Bottom Line FY 2010 Guidance
•	Full Year Non-GAAP[1] Revenues Organic Growth of 3.9%

•	Full Year Adjusted EBITDA of € 114.7 Million, Increasing 5.0%

•	Full Year Pro Forma Diluted EPS of € 1.38

•	Confirming Business Momentum with a Very Strong Fourth Quarter

•	New Bookings During 2010 Reached € 790.6 Million, Driving Backlog to € 917.4 Million
February 24, 2010 — Telvent GIT, S.A. (NASDAQ: TLVT), a leading real-time IT solutions and information provider for a sustainable world, today announced its unaudited consolidated financial results for the fourth quarter and fiscal year ended December 31, 2010.
Ignacio Gonzalez, Chairman and Chief Executive Officer, said, “I am delighted with our performance throughout 2010. We were not only able to meet our top and bottom line guidance for this challenging year, but we also were able to achieve organic growth in four out of our five business segments, which continues to illustrate the Company’s strength and resilience. In addition, our gross margins continue to expand due to our focus on information services within our Energy, Environment and Agriculture segments.”
He continued, “We are pleased to share a great fourth quarter to end the fiscal year. We managed to grow our business organically double digits. In addition, we saw an increase in bookings of 28% quarter over quarter, allowing us to maintain a book-to-bill ratio over 1, which demonstrates the good momentum we are seeing in all our business segments. We also had a strong quarter in terms of cash collections with more than € 273 million”
“Finally, I expect 2011 to be another positive year for Telvent as we continue to grow and diversify our business”, he concluded.
Fourth Quarter 2010 Highlights
Revenues for the fourth quarter of 2010 organically grew by 14.9% to € 228.6 million, compared to € 199.0 million in the fourth quarter of 2009, excluding the € 10.0 million

[1]	Each of the financial measures described in this press release is an unaudited and non-GAAP financial measure and reconciliation of each such measure to the most directly comparable unaudited GAAP financial measure is set forth in this press release immediately following the unaudited financial statements. Non-GAAP results should be viewed in addition to, and not in lieu of, GAAP results.

in revenues from the internal IT outsourcing division that the Company sold effective January 1, 2010.
Gross margin was 32.1% for the fourth quarter of 2010, while gross margin in the fourth quarter of 2009 was 34.1%.
Adjusted earnings before interest, taxes, depreciation and amortization (EBITDA) for the fourth quarter of 2010 was € 41.5 million, or 18.2% of total revenues for the period, compared to € 32.1 million and 15.3% in the fourth quarter of 2009.
Operating margin for the fourth quarter of 2010 was 15.9%, compared to 13.6% in the fourth quarter of 2009.
Net income for the fourth quarter of 2010 was € 18.2 million, compared to € 19.8 million reported in the fourth quarter of 2009. Basic and diluted EPS for the fourth quarter of 2010 were € 0.54 and € 0.49, respectively, compared to basic and diluted EPS of € 0.59 and € 0.58 in the same quarter of 2009.
Basic and diluted EPS for the fourth quarter of 2010 was impacted by a higher tax rate compared to the tax rate in the fourth quarter of 2009. Basic and diluted EPS were determined by using a weighted average number of shares outstanding in the fourth quarter of 2010 of 33,723,197 and 39,945,962, respectively. Basic and diluted EPS were determined by using a weighted average number of shares outstanding in the fourth quarter of 2009 of 33,723,197 and 34,094,159, respectively.
New order bookings, or new contracts signed, during the fourth quarter of 2010 totaled € 228.8 million, showing a 27.9% growth from the € 178.9 million2 recorded in the same period of 2009. Our bookings performance in the last three months of the year has been very strong in our Energy and Transportation segments.
Fiscal Year 2010 Highlights
Revenues for the fiscal year 2010 were € 752.5 million, an increase of 3.9%, compared to € 724.4 million reported for the fiscal year 2009, excluding the € 40.3 million in revenues from the internal IT outsourcing division that the Company sold effective January 1, 2010.
Gross margin for the fiscal year 2010 was 35.9%, compared to 34.8% in the fiscal year 2009.
Adjusted EBITDA for the fiscal year 2010 was € 114.7 million, or 15.2% of total 2010 revenues, compared to € 109.2 million and 14.3% reported in the prior year. These improvements were driven by the Company’s strategy to enhance its delivery model as it continue to increase its solutions offered under software of service model.
Operating margin for the fiscal year 2010 was 10.3%, compared to 12.4% in fiscal year 2009. The decrease in operating margin primarily resulted from the recognition during the second quarter of the year of a one-time loss of € 18 million related to a transportation project in Saudi Arabia. On August 28, 2010 the Company signed an

[2]	Excludes the bookings of the internal IT outsourcing division that the Company sold effective January 1, 2010.

agreement with the customer to terminate the enforcement portion of the project in light of technical disagreements and to continue and finalize the urban traffic management portion of the project. Excluding this impact, operating margin for the fiscal year 2010 would have been 12.7%.
Net income for fiscal year 2010 was € 48.5 million, compared to € 51.3 million in 2009. Basic EPS for the fiscal year 2010 was € 1.44 compared to € 1.51 in 2009. Diluted EPS was € 1.38 in 2010 compared to € 1.51 in 2009. Basic and diluted EPS were determined by using a weighted average number of shares outstanding of 33,723,197 and 38,198,437, respectively, for fiscal 2010 and 33,985,411 and 34,094,159, respectively, for the fiscal year 2009.
The accumulated bookings for the fiscal year 2010 were € 790.6 million, representing a 6.9% decrease from € 849.6 million3 in 2009. Without considering the € 125 million Fortum Smart Grid project signed in the third quarter of 2009, new bookings for 2010 organically increased by 9.1% from those achieved in 2009.
Backlog, representing the portion of signed contracts for which performance is pending, was € 917.4 million as of December 31, 2010, reflecting a 2.7% increase over the € 893.6 million4 in backlog at the end of December 2009.
Pipeline, measured as management’s estimates of real opportunities for the upcoming twelve to eighteen months, is approximately € 3.6 billion, compared to € 3.5 billion reported in November 2010.
As of December 31, 2010, cash and cash equivalents were € 70.4 million and total debt, including € 21.8 million of net credit line due to related parties (versus € 94.8 million as of December 31, 2009), amounted to € 437.7 million, resulting in a net debt position of € 367.3 million. As of December 31, 2009, the Company’s net debt position was € 307.8 million, representing an increase in net debt position of € 59.5 million.
For the fiscal year 2010, the Company generated cash from operating activities (excluding interest paid) of 35.6 million and net cash was also used in the amount of € 2.9 million from other assets (mainly restricted cash and credit line receivable with related parties). Cash was also used to pay interest of € 19.9 million; in acquisitions/divestures for a net total of € 11.1 million; and to pay recurrent CAPEX of € 33.1 million. Other changes in net debt were due to changes in accounting principle or foreign exchange translation impact.

[3]	Excludes the bookings of the internal IT outsourcing division that the Company sold effective January 1, 2010.

[4]	Excludes the backlog of the internal IT outsourcing division that the Company sold effective January 1, 2010.

Business Outlook
For fiscal year 2011, we expect organic revenue growth to be between the range of 5% and 8%. Adjusted EBITDA margin is expected to range between 14.5% and 15.5%. Finally, diluted EPS is expected to be in the range of € 1.40 to € 1.43. Diluted EPS were determined by using an expected weighted average number of shares issued and outstanding in the fiscal year 2011 of 39,945,962 shares.
The above guidance for the fiscal year 2011 reflects the strong commitment in R&D investment that the Company has been carrying out in the past as well as the aggressive R&D plan in place for 2011 and going forward. Additionally, the Company expects its tax rate for 2011 to return at higher historical levels.
Business Highlights
Energy
Some of the most relevant projects signed during the fourth quarter of 2010 were as follows:
•	Contract with China South Grid Guizhou Electric Power Company to expand the use of Telvent’s smart grid solution. Based on the success of a previous pilot project, Telvent will now provide its Distribution Management System (DMS) to Guizhou Power’s entire service territory. With the expanded use of DMS, Guizhou Power will have the ability to integrate and display data using a single system that provides real-time advanced distribution information and more accurate calculations for planning a smarter grid. Thanks to this single-source of data, we believe the state-owned utility will save on costs typically needed for additional software and systems. Guizhou Power also will have the ability to share critical data more easily among departments, increasing operational efficiencies and providing a more stable power supply for its 40 million residents.

•	New turnkey contract with Mexican state energy company Mexican Petroleum (Pemex) to provide a centralized control solution for automated product handling at all Pemex oil storage terminals. We believe Telvent’s solution will optimize the accuracy of product data and support agile business management for the third largest oil producer in the world. The Telvent automation systems will centralize product loading, unloading and delivery operations. The advanced application software will collect product volumes and balances and make this data available in real-time to Pemex enterprise applications, improving the accuracy and efficiency of the related business processes. The system also includes fire prevention support for the safety of personnel, the community, and the environment.

•	Project with Inter-Regional Distribution Grid Company (IDGC) of Centre Moscow, to implement Telvent’s advanced distribution management system (DMS) solution to further improve the reliability of IDGC’s electrical grid. With the implementation of this smart grid solution, the utility is expected to be able to reduce power losses and operational costs, while improving power quality. With Telvent’s solution, IDGC gets full network monitoring and control in one complete system to efficiently plan, design, and operate a smart grid to better serve its vast consumer territory.

•	Contract with Shanxi Electric Power Company of China to implement a new data acquisition system which we believe will allow the company to address service outages more quickly and provide a more reliable network. Electric Power Company will implement Telvent’s OASyS DNA to help them make faster operational decisions, increase customer satisfaction and cut costs.

•	Contract with AGL Resources, in the United States, to update the SCADA system and the gas metering and operation systems in 2011. The project includes the provision of IT support services to this company with more than 2 million customers over a five-year period. Telvent will provide IT and support services throughout the year while at the same time updating all systems in 2011 and again in 2014.
Additionally, in February 2011, the Company entered into an agreement to make an additional investment in Telvent DMS, LLC. The transaction also includes acquisition of energy management systems (EMS) applications and a new three-year R&D plan that will enhance and extend Telvent’s presence in global utility smart grid infrastructure investments. Telvent will increase its stake in Telvent DMS to 57%, and will enhance and further integrate its products, solutions and services portfolio including energy management systems (EMS) advanced distribution management systems (ADMS), electrical SCADA, network operations and planning, asset (GIS), outage (OMS) and meter data management (MDM) on a highly available, secure and integrated platform.
This additional investment reaffirms Telvent’s deep commitment to Smart Grid industry solutions. The ultimate beneficiaries of this commitment will be Telvent’s customers, which are expected to be able to further improve operating efficiency, reduce costs and integrate real-time operations data with their respective enterprise in a way never before available from the market.
Transportation
During the fourth quarter of 2010 some of the significant contracts signed were:
•	Agreement with the Maryland Department of Transportation — State Highway Administration (MD SHA) to implement, operate, host, and maintain a travelers information system accessed through the national abbreviated three-digit dialing code “511.” The new traveler’s information system will cover the entire State, and it has been designed to handle periods of peak volumes that might occur during major traffic or weather events. Due to the unique Interactive Voice Response (IVR) feature, the new system will allow callers to customize the information they want to receive by setting up their preferences on the “511” website. Throughout the duration of Telvent’s contract, the Company will work closely with major stakeholders such as the Maryland Tranportation Authority (MdTA), the University of Maryland’s Center for Advanced Transportation Technology and MD SHA to create a multi-platform service. The new traveler information system will provide travel information from multiple modes of transportation by phone and on a new website. The 511 system will reside at Telvent’s DTN secure hosting facility in

Omaha, NE and will be monitored and maintained by Telvent Transportation staff in New York, NY and Rockville, MD.
•	Contract awarded by Infraero, the Brazilian company for airport infrastructures, to deliver a new digital radio communications network to 18 Brazilian airports. Telvent’s communications technology was selected for the reliability and security it has demonstrated in deployments by AENA, Spain’s global airport and air navigation services operator. The system will help manage the significant air traffic associated with the 2014 World Cup tournament, recently awarded to Brazil.

•	Contract with Renfe in Madrid, in Spain, to supply, install and maintain the access control system in twelve stations within Madrid’s suburban rail network. This project involves the implementation of a global access control system for each station, including the installation of access control equipment video surveillance and interphone systems.

•	The award of a contract from the Beijing Traffic Police to help to expand Beijing’s urban traffic management system. The Company will implement its Telvent Smartmobility Traffic technology on more than 200 traffic junctions, which will enable Beijing authorities to improve traffic flow, increase driver’s safety and reduce air pollution.

•	Contract with the concessionaire Rodoanel Oeste, in Brazil, to implement the monitoring and safety control system in tunnels along the western stretch of the Mario Covas Beltway in São Paulo. The system which Telvent will install is based on its proprietary data control and acquisition system (SCADA OASyS), which will centralise the management of both tunnel and traffic systems. This offers operators a set of effective management tools which will also serve to increase traffic safety. Specifically, Telvent will install and integrate the systems for fire detection control, closed circuit television (CCTV) monitoring, emergency and safety signage, lighting, ventilation, etc. This project demonstrates Telvent’s position as a leader in intelligent transport systems in the Brazilian market and places Telvent in a good strategic position for developing the plan to improve Brazil’s approach to safety management for critical infrastructure elements along the Brazilian road system.
Environment
During the fourth quarter of 2010, significant contracts signed were:
•	Extension of contract with Kahramaa, in Qatar, for consultancy work to improve leak detection and management of its water distribution network. The contract extended the initial contract term of 3 years by an additional year. This extension illustrates Kahramaa’s confidence in Telvent and is intended to allow better use of water for the Qatari public infrastructure.

•	Contract with CYTA (Cyprus Telecomunications Authority), in Cyprus, to supply a Volmet System for Nicosia Airtraffic Control Center and ATIS Systems for Larnaca and Paphos International Airports. With this new project, Telvent reinforces its leadership in ATIS and Volmet Systems in Europe, providing CYTA with a proven reliable solution, similar to those deployed in recent years in different countries such as Norway, Slovakia, Belgium, Poland or Bosnia and Herzegovina.
Agriculture
All revenues in our Agriculture segment were generated in North America and principally arise from the sale, through subscriptions, of critical agricultural business information, weather and real-time market data solutions to top farm producers and agribusinesses. Subscription retention rates increased to 89.2% (from 88.3% in 2009) in our Agriculture segment, which we believe exemplifies the stability and resilience of this business segment.
We have over 557,000 subscribers to our business information in our Agriculture segment, including approximately 35,000 of the largest farm producers who are paying for premium content, almost 14,200 originators including the top elevators, ethanol plants and feedlots, and almost 3,900 agribusiness customers using our risk management platform. Our largest customers include Bunge, FC Stone, John Deere, Con Agra and Cargill, along with the majority of the top corn and soybean producers in the United States. During 2010, transactions involving more than 113 million bushels of grain were transacted, compared to 63 million in 2009, through our grains trading portal between our 1,000 agribusiness portal locations and our over 29,000 registered portal producers.
Global Services
During the fourth quarter of 2010, significant contracts signed were:
•	Contract with Yoigo, in Spain, to renew its outsourcing and additional total administration services for its systems and its customer technical support centre during the next 3 years. We believe this contract positions Telvent as a strategic provider for a mobile telephone company whose main shareholder is Teliasonera, the leading telecom provider in Northern Europe and the Baltic.

•	Contract with the Health Council of the Generalitat of Valencia, in Spain, to manage its administrative services and operate its information technology infrastructure for the Health Council’s and the Valencian Health Service’s data processing centre.

•	Contract with VSNS, a Tata Group company, in Spain, to renew its current outsourcing and associated services during the next 3 years.
Use of Non-GAAP Financial Information
To supplement our consolidated financial statements presented in accordance with U.S. GAAP, we use certain non-GAAP measures, including non-GAAP net income attributable to the parent company and EPS. Non-GAAP net income attributable to the parent company and EPS are adjusted from GAAP-based results to exclude certain costs and expenses that we believe are not indicative of our core operating results. Non-GAAP results are one of the primary indicators that our Management uses for evaluating historical results and for planning and forecasting future periods. We believe that non-GAAP results provide consistency in our financial reporting, which enhances our investors’ understanding of our current financial performance as well as our future prospects. Non-GAAP results should be viewed in addition to, and not in lieu of, GAAP results. Reconciliation of each Non-GAAP measure presented to the most directly comparable GAAP measure is provided in this release immediately following the unaudited consolidated financial statements.
The Company provides non-GAAP measures to give investors figures that are most comparable to those used by Management in their evaluation of historical results for planning and forecasting purposes. The adjustments represent the removal of GAAP impacts that Management is not able to forecast (such as JVs and mark-to-market of derivatives and hedged items), that generally have not impacted the Company’s cash position in the period (such as stock compensation plan expenses and mark-to-market of derivatives and hedged items), or that Management believes are extraordinary in nature and thus should be removed from the GAAP results for comparative purposes. Below is an explanation of the nature of each of these adjustments and how Management uses the resulting non-GAAP measures in its management of the business:
- Joint ventures: The Company, during its normal course of business, and as is customary practice in its industry, participates in joint venture agreements in Spain to bid for and carry on some of its projects in the traffic, energy and environmental segments. These relationships are commonly referred to as “Union Temporal de Empresas” (UTEs). Such UTEs are established for commercial reasons, at the request of the client, and because they are sometimes required when bidding for government related work. A UTE (which is considered a “temporary consortium” under Spanish law) is a form of business cooperation used within the scope of public hiring, with no legal personality, that is established for a certain period of time, definite or indefinite, to carry out work, service or supply in Spain. The terms governing the functioning of a UTE are freely agreed to by the participants provided they are set out in the Articles of Association and conform to applicable law. UTEs are operated through a management committee, comprised of equal representation from each of the venture partners, which makes decisions about the joint venture’s activities that have a significant effect on its success. As a result of the adoption of FIN 46R, Consolidation of Variable Interest Entities, in January 2004, these joint ventures were determined to be variable interest entities, as they have no equity, and transfer restrictions in the agreements establish a de facto agency relationship between all venture partners. For this reason, and applying quantitative criteria to determine which partner is the most closely associated with the joint venture, the Company consolidates, on a quarterly basis, the results of such UTEs. However, the Company believes it has no control over most of the joint ventures it consolidates, and therefore is unable to control or predict the results of the UTEs. The Company only has control over its portion of revenues and margins associated with the work it is carrying out through the UTE. In addition, the work carried out by other venture partners in the JV may sometimes be unrelated to Telvent’s business, and thus we do not consider that such revenues should be included within Telvent’s revenues. For these reasons, Management considers GAAP revenues and cost of revenues, excluding the revenues and cost of revenues attributable to other venture partners, and including revenues and cost of revenues from UTEs that are carried under the equity method. The resulting non-GAAP revenues, cost of revenues and gross margins are the closest indicators to the measures Management uses in its management of the business.
- Mark-to-market of derivatives and hedged items: The Company enters into numerous forward exchange contracts to protect against fluctuations in foreign currency exchange rates on long-term projects and anticipated future transactions. In addition, the Company enters into interest rate caps in order to manage interest rate risk on certain long-term variable rate financing arrangements. These transactions have been designated as cash flow hedges and are recorded at fair value in the Company’s consolidated balance sheets, with the effective portion of changes in fair value recorded temporarily in equity (other comprehensive income). Such unrealized gains and losses are recognized in earnings, along with the related effects of the hedged item, once the forecasted transaction occurs (e.g. once foreign currency invoices are issued to clients or received from suppliers). Accounts receivables and payables (the “hedged items”) denominated in foreign currencies are translated to the functional currency using applicable quarter-end or year-end exchange rates, with variations recorded in earnings for each period. Due to the volume of forward exchange contracts and the number of currencies they cover, the Company does not estimate the unrealized gains and losses arising from the accounting entries required by SFAS 133 at each cut-off date. Rather, the Company estimates and manages exchange rate risk on a project-by-project basis, overseeing and predicting the real cash impact at the end of a project arising from such transactions (both caused by the hedged item and the derivative). For this reason, Management uses internally a non-GAAP measure which is equivalent to GAAP financial income/expense, but which excludes the unrealized gains and losses from recognizing derivatives at fair value and from recording hedged foreign currency receivables and payables at period-end exchange rates.

- Stock and extraordinary variable compensation plan expenses: The Company has applied SFAS 123R to account for the share acquisition plan established by Abengoa with respect to Abengoa’s shares. This plan has been accounted for as an equity award plan under SFAS 123R, and is being treated similar to a stock option plan. A valuation of the plan was performed at the grant date and the corresponding non-cash compensation expense is being recognized over the requisite service period of five years and six months. In addition, the Company has an extraordinary variable compensation plan for members of its senior management team, to be paid partially in Company’s ordinary shares at the end of a five year period, based on the accomplishment of certain objectives. The compensation only vests and becomes payable after the end of the fifth year of the plan. Compensation expense is recorded under GAAP for these two plans. The Company provides a non-GAAP measure which excludes the non-cash impact of such plans.
- Amortization of intangibles arising on acquisitions: The Company records intangible assets during the purchase price allocation process performed on acquisitions. These include customer contract (backlog) and relationships, purchased software technology, trade names and in-process research and development, among others. Such intangible assets are amortized, for GAAP purposes, over their estimated useful lives. When evaluating an acquisition, the Company does not consider the non-cash amortization expense arising from these intangibles in its valuation. Therefore, the Company periodically excludes such impact from its depreciation and amortization (D&A) line to arrive at non-GAAP D&A, which it believes to be useful information for investors.
Conference Call Details
Ignacio Gonzalez, Chairman and Chief Executive Officer, and Manuel Fernandez Maza, Chief Financial Officer and Head of Investor Relations, will conduct a conference call to discuss fourth quarter and fiscal year 2010 results, which will be simultaneously webcast, at 2:30 P.M. Eastern Time / 8:30 P.M. Madrid Time on Thursday, February 24, 2011.
To access the conference call, participants in North America should dial (877) 263-0337 and international participants +1 (706) 758-3263. A live webcast of the conference call will be available at the Investor Relations page of Telvent’s corporate website at www.telvent.com. Please visit the website at least 15 minutes prior to the start of the call to register for the teleconference webcast and download any necessary audio software.
A replay of the call will be available approximately two hours after the conference call is completed. To access the replay, participants in North America should dial (800) 642-1687 and international participants should dial +1 (706) 645-9291. The passcode for the replay is 42120228.
About Telvent
Telvent (NASDAQ: TLVT) is a global IT solutions and business information services provider dedicated to helping improve efficiency, safety and security for the world’s leading companies. Telvent serves markets that are critical to the sustainability of the planet, including the energy, transportation, agricultural and environmental sectors. (www.telvent.com)

Investor Relations Contact
Manuel Fernandez Maza
Tel. +1 301 354 5432
Email: ir@telvent.com
Communications Department Contact
Patricia Malo de Molina
Tel. +34 954 93 71 11
Email: comunicacion@telvent.com
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements often are proceeded by words such as “believes,” “expects,” “may,” “anticipates,” “plans,” “intends,” “assumes,” “will” or similar expressions. Forward-looking statements reflect management’s current expectations, as of the date of this presentation, and involve certain risks and uncertainties. Telvent’s actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors. Some of the factors that could cause future results to materially differ from the recent results or those projected in forward-looking statements include the “Risk Factors” described in Telvent’s Annual Report on Form 20-F for the year ended December 31, 2009, filed with the Securities and Exchange Commission on March 18, 2010, and updated, if applicable, by Telvent’s Quarterly Report on Form 6-K for the quarters ended March 31, 2010, June 30, 2010 and September 30, 2010 filed with the Securities and Exchange Commission on May 26, 2010, August 19, 2010 and November 24, 2010, respectively.
Telvent does not intend, and does not assume any obligation, to update or revise the forward-looking statements in this document after the date it is issued. In light of the risks and uncertainties described above, and the potential for variation of actual results from the assumptions on which certain of such forward-looking statements are based, investors should keep in mind that the results, events or developments disclosed in any forward-looking statement made in this document may not occur, and that actual results may vary materially from those described herein, including those described as anticipated, expected, targeted, projected or otherwise.

Consolidated Balance Sheets
(In thousands of Euros, except share and per share amounts)

	As of	As of
	December 31,	December 31,
	2010	2009
	(Unaudited)	(Audited)

Assets:
Current assets:
Cash and cash equivalents	€70,360	€92,893
Other short-term investments	2,114	758
Derivative contracts	2,717	2,622
Accounts receivable (net of allowances of € 2,291 as of December 31, 2010 and € 1,122 as of December 31, 2009)	129,860	97,671
Unbilled revenues	327,010	326,686
Due from related parties	26,008	8,762
Inventory	13,417	14,665
Other taxes receivable	28,750	18,974
Deferred tax assets	1,659	4,137
Other current assets	6,544	5,694

Total current assets	€608,439	€572,862
Deposits and other investments	7,725	7,476
Investments carried under the equity method	9,321	6,472
Property, plant and equipment, net	83,700	81,549
Long-term receivables and other assets	10,874	10,732
Deferred tax assets	69,578	41,166
Other intangible assets, net	201,793	184,359
Goodwill	256,886	234,404
Derivative contracts long-term	3,987	831

Total assets	€1,252,303	€1,139,851

Liabilities and equity:
Current liabilities:
Accounts payable	€243,741	€295,589
Billings in excess of costs and estimated earnings	79,302	61,989
Accrued and other liabilities	16,377	15,951
Income and other taxes payable	39,991	24,526
Deferred tax liabilities	5,709	4,554
Due to related parties	30,875	63,915
Current portion of long-term debt	28,868	17,621
Short-term debt	48,219	97,335
Short-term leasing obligations	1,656	8,822
Derivative contracts	3,121	4,788

Total current liabilities	€497,859	€595,090
Long-term debt less current portion	191,386	171,202
Long-term leasing obligations	1,700	13,043
Derivative contracts long-term	32,508	1,430
Other long term liabilities	25,230	29,516
Convertible notes, net of conversion option	103,534	—
Deferred tax liabilities	45,963	48,226
Unearned income	1,514	1,360

Total liabilities	€899,694	€859,867

Consolidated Balance Sheets (continued)
(In thousands of Euros, except share and per share amounts)

	As of	As of
	December 31,	December 31,
	2010	2009
	(Unaudited)	(Audited)

Commitments and contingencies	—	—

Equity:
Non-controlling interest	509	208
Shareholders’ equity:
Common stock, € 3.00505 nominal par value, 34,094,159 shares authorized, issued, same class and series	102,455	102,455
Treasury stock, at cost, 370,962 shares	(4,707)	(4,707)
Additional paid-in-capital	93,972	94,481
Accumulated other comprehensive income (loss)	1,494	(24,967)
Retained earnings	158,886	112,514

Total shareholders’ equity	€352,100	€279,776

Total Equity	€352,609	€279,984

Total liabilities and equity	€1,252,303	€1,108,630

Unaudited Consolidated Statements of Operations
(In thousands of Euros, except share and per share amounts)

	Three Months Ended December 31,		Year Ended December 31,
	2010	2009	2010	2009
Revenues	€221,337	€227,469	€723,856	€791,053
Cost of revenues	151,431	157,159	459,387	526,029

Gross profit	€69,906	€70,310	€264,469	€265,024

General and administrative	24,926	32,293	120,229	118,443
Sales and marketing	1,905	4,474	23,855	25,261
Research and development	2,803	1,168	10,375	14,079
Depreciation and amortization	9,220	9,564	35,416	29,981
Other allowances	—	—	18,035	—

Total operating expenses	€38,854	€47,499	€207,910	€187,764

Income (loss) from operations	31,052	22,811	56,559	77,260
Interest expense	(9,601)	(8,258)	(29,901)	(31,327)
Interest income	443	70	422	307
Other financial income (expense), net	(19,677)	(2,321)	7,147	(6,877)
Income (loss) from companies carried under equity method	1,460	153	3,977	(71)
Other income (expense), net		(55)	0	(1,128)

Total other income (expense)	€(27,375)	€(10,411)	€(18,355)	€(39,096)

Income before income taxes	3,677	12,400	38,204	38,164
Income tax expense (benefit)	(1,815)	(3,869)	(8,749)	(1,087)

Net income	€5,492	€16,269	€46,953	€39,251

Loss/(profit) attributable to non-controlling interests	86	35	(581)	(175)

Net income attributable to the parent company	€5,578	€16,304	€46,372	€39,076

Add back
Convertible debt interest expense, net of tax (*)	€2,478	€—	€7,731	€—
Change in fair value of embedded call option, net of tax (*)	€11,169	€—	€(13,537)	€—

Adjusted net income attributable to the parent company for diluted EPS	€19,225	€—	€40,566	€—

Basic net income attributable to the parent company per share	€0.17	€0.48	€1.38	€1.15

Diluted net income attributable to the parent company per share (**)	€0.17	€0.48	€1.06	€1.15

Weighted average number of shares outstanding
Basic	33,723,197	33,723,197	33,723,197	33,985,411
Diluted	39,945,962	34,094,159	38,198,437	34,094,159

(*)	Addback amounts include exchange rate differences.

(**)	In the three-month period ended December 31, 2010, the effect of applying the “if-converted method was antidilutive, thus conversion was not assumed.

Unaudited Condensed Consolidated Statements of Cash Flows
(In thousands of Euros, except share and per share amounts)

	Year Ended December 31,
	2010	2009	2008

Cash flows from operating activities:
Net income	€46,953	€39,251	€31,354
Less (loss)/profit attributable to non-controlling interest	(581)	(175)	(1,144)

Net income attributable to the parent company	46,372	39,076	30,210
Adjustments to reconcile net income attributable to the parent company to net cash provided by operating activities:
Depreciation and amortization	35,474	32,065	14,923
Income/loss from investment carried under the equity method	(3,977)	71	(270)
Net foreign exchange (gains) losses	(2,212)	9,265	(2,993)
Earn-out on acquisitions	2,238	1,876
Change in fair value of call option embedded in convertible bonds	(19,339)	—	—
Allowance for doubtful accounts	3,103	1,406	2,324
Interest accrued	17,334	4,223	2,048
Deferred income taxes	(27,020)	(16,952)	(2,797)
Non-controlling interests	581	175	1,144
Stock and extraordinary compensation plans	1,110	2,509	1,808
Change in operating assets and liabilities, net of amounts acquired:
Accounts and other long-term receivable	(54,638)	41,211	(11,231)
Other tax receivable	(11,398)	(7,265)	—
Inventory	7,678	629	4,930
Unbilled revenues	(1,947)	(94,495)	(27,627)
Related parties trade receivables	(14,548)	(14,020)	8,950
Other assets	(974)	(31)	—
Billing in excess of costs and estimated earnings	16,195	15,334	(13,681)
Accounts payable, accrued and other liabilities, related parties trade payable	23,082	7,299	34,465
Adoption of SFAS 167	(5,707)	—	—
Due to temporary joint ventures	(1,420)	(1,338)	935

Net cash provided by (used in) operating activities	€9,987	€21,038	€43,138

Cash flows from investing activities:

Restricted cash — guaranteed deposit of long term investments and commercial transactions	(170)	18,147	(9,662)
Due from related parties	2	17,416	17,661
Purchase of property, plant & equipment	(13,619)	(9,835)	(7,478)
Investment in Intangible Assets	(19,521)	(16,404)	(1,890)
Acquisition of subsidiaries, and non-controlling interests, net of cash	(14,137)	(29,652)	(147,920)
Disposal / (acquisition) of investment	2,599	(1,000)	(4,211)

Net cash provided by (used in) investing activities	€(44,846)	€(21,328)	€(153,500)

Cash flows from financing activities:
Proceeds from long-term debt	205,697	25,000	57,512
Repayment of long-term debt	(203,772)	(52,655)	(1,635)
Proceeds from short-term debt	14,223	40,978	4,701

	Year Ended December 31,
	2010	2009	2008

Repayment of short-term debt	(76,817)	(8,912)	(22,815)
Proceeds from Issuance of convertible bonds	142,133	—	—
Dividends paid to parent company	—	(12,274)	(9,951)
Dividends paid to non-controlling interest	—	(1,283)	(1,231)
Proceeds from issuance of common stock, net	—	—	78,510
Proceeds (repayments) of government loans	857	(102)	(467)
Purchase of treasury stock	—	(4,707)	—
Due to related parties	(72,978)	38,553	348

Net cash provided by (used in) financing activities	€9,343	€24,598	€104,972

Net increase (decrease) in cash and cash equivalents	€(25,516)	€24,308	€(5,390)
Net effect of foreign exchange in cash and cash equivalents	2,983	862	(642)
Cash and cash equivalents at the beginning of period	92,340	60,792	68,409
Joint venture cash and cash equivalents at the beginning of period	553	6,931	5,346

Cash and cash equivalents at the end of period	€70,360	€92,893	€67,723

Supplemental disclosure of cash information:
Cash paid for the period:
Income taxes	530	12,359	7,275
Interest	19,943	23,936	17,547
Non-cash transactions:
Capital leases	519	4,189	4,295

Segment Information
(In thousands of Euros, except share and per share amounts)
US GAAP

	Three Months Ended		Twelve Months Ended
	December 31,		December 31,
	2010	2009	2010	2009

Revenues
Energy	€76,456	€83,501	€246,748	€239,892
Transportation	66,606	72,123	195,000	244,430
Environment	18,891	11,602	59,986	55,535
Agriculture	21,058	18,951	82,624	77,481
Global Services	38,326	41,292	139,498	173,715

	€221,337	€227,469	€723,856	€791,053

Gross Margin
Energy	36.4%	25.2%	37.7%	31.8%
Transportation	19.4	18.0	24.4	21.9
Environment	31.6	67.3	40.8	44.8
Agriculture	71.9	73.4	72.6	73.2
Global Services	21.1	35.2	28.3	30.8

	31.6%	30.9%	36.5%	33.5%

Non-GAAP

	Three Months Ended		Twelve Months Ended
	December 31,		December 31,
	2010	2009	2010	2009

Revenues
Energy	€78,404	€83,294	€253,316	€241,017
Transportation	71,785	53,848	208,766	217,184
Environment	18,587	14,333	62,892	58,600
Agriculture	21,058	18,951	82,624	77,481
Global Services	38,752	38,578	144,868	170,470

	€228,586	€209,004	€752,466	€764,752

Gross Margin
Energy	38.3%	27.8%	38.0%	32.3%
Transportation	18.3	22.8	22.9	24.5
Environment	34.6	54.1	42.1	42.6
Agriculture	71.9	73.4	72.6	73.2
Global Services	22.3	36.8	27.6	31.4

	32.1%	34.1%	35.9%	34.8%

Reconciliations between GAAP and Non-GAAP Measures
(In thousands of Euros, except margins, share and per share amounts)

	Three Months Ended		Twelve Months Ended
	December 31,		December 31,
	2010	2009	2010	2009

Reconciliation of Non-GAAP Revenues:
Revenues	€221,337	€227,469	€723,856	€791,053
Joint Venture adjustment	7,249	(18,465)	28,610	(26,301)

Non-GAAP Revenues	228,586	209,004	752,466	764,752

Reconciliation of Non-GAAP Gross Margin:
Gross Margin	31.6%	30.9%	36.5%	33.5%
Joint Venture adjustment	0.5	3.2	(0.6)	1.3

Non-GAAP Gross Margin	32.1	34.1	35.9	34.8

Reconciliation of Adjusted EBITDA:
Net Income attributable to the parent company	€5,578	€16,304	€46,372	€39,076
Loss/(profit) attributable non-controlling interests	(86)	(35)	581	175
Income tax expense (benefit)	(1,815)	(3,869)	(8,749)	(1,087)
Other income (expense), net	—	55		1,128
Income from companies carried underequity method	(1,460)	(153)	(3,977)	71
Other financial income (expense), net	19,677	2,321	(7,147)	6,877
Interest income	(443)	(70)	(422)	(307)
Interest expense	9,601	8,258	29,901	31,327
Depreciation and amortization	9,220	9,564	35,416	29,981
Other allowances	—	—	18,035	—

EBITDA	40,272	32,375	110,010	107,241
Adjustments
Stock compensation plan expense adjustment	(1,031)	392	1,110	2,509
Joint Venture adjustment	2,298	(698)	3,545	(545)

Adjusted EBITDA	41,539	32,069	114,665	109,205

Reconciliation of Non-GAAP Income (Loss) from Operations:
Income (loss) from Operations	€31,052	€22,811	€56,559	€77,260
Joint Venture adjustment	2,231	(753)	3,299	(545)
Stock compensation plan expense adjustment	(1,031)	392	1,110	2,509
Amortization of Intangibles adjustment	4,019	5,902	16,814	15,600

Non-GAAP Income from Operations	36,271	28,352	77,782	94,824

Reconciliation of Non-GAAP Operating Margin:
Operating Margin	14.0%	10.0%	7.8%	9.8%
Joint Venture adjustment	0.6	0.8	0.0	0.3
Stock compensation plan expenses adjustment	(0.5)	0.2	0.2	0.3
Amortization of Intangibles adjustment	1.8	2.6	2.3	2.0

Non-GAAP Operating Margin	15.9	13.6	10.3	12.4

Reconciliations between GAAP and Non-GAAP Measures (continued)
(In thousands of Euros, except margins, share and per share amounts)

	Three months ended		Nine months ended
	December 31,		December 31,
	2010	2009	2010	2009

Reconciliation of Non-GAAP Net income attributable to the parent company:
GAAP Net income attributable to the parent company	€5,578	€16,304	€46,372	€39,076
Joint Venture effect	670	(395)	(377)	(298)
Stock compensation plan expenses	(1,031)	392	1,110	2,509
Amortization of Intangibles	4,019	5,902	16,814	15,600
Mark to market of derivatives	(438)	(652)	47	(462)
Loss/(profit) attributable to non-controlling interests	(590)		81
Convertible notes accounting	17,718		(14,439)
Tax effect of previous adjustments	(7,770)	(1,750)	(1,125)	(5,096)

Non-GAAP Net income attributable to the parent company	18,156	19,801	48,483	51,329

Reconciliation of Non-GAAP Earnings per Share:

GAAP Basic Earnings per share	€0.17	€0.48	€1.38	€1.15
Joint Venture effect on EPS	0.02	(0.01)	(0.01)	(0.01)
Stock compensation plan expenses effect on EPS	(0.03)	0.01	0.03	0.07
Amortization of Intangibles effect on EPS	0.12	0.18	0.50	0.46
Mark to market of derivatives effect on EPS	(0.01)	(0.02)	0.00	(0.01)
Loss/(profit) attributable to non-controlling interests	(0.02)	0.00	0.00	0.00
Convertible debt accounting	0.52	0.00	(0.43)	0.00
Tax effect of previous adjustments effect on EPS	(0.23)	(0.05)	(0.03)	(0.15)

Non-GAAP Basic Earnings per share	0.54	0.59	1.44	1.51

GAAP Diluted Earnings per share	€0.17	€0.48	€1.06	€1.15
Joint Venture effect on EPS	0.02	(0.01)	(0.01)	(0.01)
Stock compensation plan expenses effect on EPS	(0.03)	0.01	0.03	0.07
Amortization of Intangibles effect on EPS	0.10	0.17	0.44	0.46
Mark to market of derivatives effect on EPS	(0.01)	(0.02)	0.00	(0.01)
Loss/(profit) attributable to non-controlling interests	(0.01)	0.00	0.00	0.00
Tax effect of previous adjustments effect on EPS	0.25	(0.05)	(0.14)	(0.15)

Non-GAAP Diluted Earnings per share	0.49	0.58	1.38	1.51